Note #__________

THIS NOTE AND THE SECURITIES REPRESENTED BY THIS CONVERTIBLE PROMISSORY NOTE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON EXEMPTION UNDER THOSE ACTS. THE SALE, TRANSFER, EXCHANGE, OR OTHER DISPOSITION OF MAKER'S SECURITIES IS RESTRICTED, AS STATED IN THIS NOTE, AND IN ANY EVENT IS PROHIBITED UNLESS MAKER RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO MAKER THAT SUCH SALE, TRANSFER, EXCHANGE, OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF NEVADA AND ANY OTHER RELEVANT STATE AND OTHER APPLICABLE STATUTES.

8% CONVERTIBLE PROMISSORY NOTE
DUE JUNE 30, 2019

$1,000.00 Reno, Nevada
June 30, 2017

FOR VALUE RECEIVED, Cayo, Inc., a corporation organized and existing under the laws of the State of Nevada, doing business as Intalifecoverage.com (the "**Maker**"), hereby promises to pay to the undersigned purchaser (the "**Holder**"), at the address set forth below Holder's signature or at such other place as Holder may request in writing, the aggregate principal sum of one thousand dollars ($1,000), together with interest on the unpaid principal balance of this Convertible Promissory Note (this "**Note**") at a rate equal to eight percent (8%) per annum (computed on the basis of the actual number of days elapsed in a 365-day year) (the "**Interest Rate**"). Interest shall accrue from the date hereof and shall continue to accrue on the outstanding principal balance of this Note until paid in full or converted (such unpaid principal balance is referred to as the "**Outstanding Balance**").

This Note is one of a series of identical convertible promissory notes (the "**Transaction Notes**") being executed and delivered in connection with and as a part of a convertible debt offering being conducted by Maker pursuant to Section 4(a)(6) of the Securities Act of 1933 ("Regulation CrowdFunding") in the aggregate amount of up to one million dollars ($1,000,000) (the "**Debt Offering**") being conducted by Maker. Regulation Crowdfunding conditionally exempts securities sold pursuant thereto from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934. By accepting the Note, Holder agrees to be bound by the terms and conditions governing the Note and all Transaction Notes and by the covenants and agreements of Holder set out herein.

1. Term Payment. To the extent not previously paid or converted in accordance with the terms herein prior to June 30, 2019 (the "**Maturity Date**"), Maker will repay the entire Outstanding Balance, plus all interest accrued thereon, on the Maturity Date.

2.   Prepayment. Maker may prepay the Outstanding Balance, in whole or in part, together with accrued interest thereon to the date of prepayment, at any time without premium or penalty. Prepayments of principal and interest under this Note shall be made in lawful currency of the United States of America and shall be applied, in order, first to costs of collection, second to interest, and third to principal in the inverse order of maturity.

3.   Conversion Option. The Holder of this Note is entitled, at its option, at any time prior to the Maturity Date, to convert all and not less than all of the Outstanding Balance, together with any and all accrued and unpaid interest thereon, into shares of common stock of Maker (the "**Conversion Shares**") at the purchase price of one dollar and thirty-three cents ($1.33) per share, and on the same terms and conditions as set forth in Maker's Articles of Incorporation ("**Articles**") and Bylaws ("**Bylaws**"). Such conversion shall be effected by the Holder delivering to Maker a "Notice of Conversion" in the form attached to this Note as **Exhibit A** and made a part thereof, and shall be effective on and as of the date such Notice of Conversion is received by Maker (the "**Conversion Date**").

>   i.   Terms. Subject to the Holder's execution of any related agreement(s), the Conversion Shares shall have rights, preferences and privileges similar to all other holders of shares of Maker's common stock; and (b) such Conversion Shares shall benefit from representations, warranties, covenants and registration rights, if any, of and from Maker which are similar to those received by such shareholders.

>   ii.   Mechanics and Effect of Conversion. No share of common stock less than a share shall be issued upon conversion of this Note. In lieu of Maker issuing any fractional shares to the Holder upon the conversion of this Note, Maker shall pay to the Holder in cash the amount of outstanding principal and interest that is not so converted. Upon conversion of this Note, Maker shall be forever released from all of its obligations and liabilities under this Note.

>   iii.   Delivery of Membership Certificates. Within five (5) business days of receipt by Maker of the Notice of Conversion, Maker shall deliver to the Holder a certificate evidencing the Conversion Shares on and as of the Conversion Date. Once the Holder has received such certificate, the Holder shall surrender this Note to Maker, executed by the Holder and accompanied by proper assignment hereof in blank.

>   v.   Election not to Convert. In the event that the Holder does not elect to convert the principal and interest outstanding herein into shares of Maker's common stock, the Note shall remain in full force and effect.

4.   Mandatory Conversion upon the Occurrence of a Qualified Financing. Upon the consummation of a Qualified Financing (as defined below), the Outstanding Balance plus any and all accrued and unpaid interest due thereon shall automatically be converted without any further action on the part of Maker or the Holder into a total number shares of common stock of Maker calculated by dividing the Outstanding Balance plus any accrued and unpaid interest thereon by the Conversion Price (as defined below) (the "**Total Number of Shares**"). The Total Number of Shares shall be comprised of the securities issued in the Qualified Financing (the

"**Qualified Financing Shares**") and common stock of Maker (the "**Common Stock**"; shares of Common Stock, together with the Qualified Financing Shares, the "**Shares**") as follows: (i) the number of Qualified Financing Shares shall equal the quotient obtained by dividing (A) the Outstanding Balance plus any accrued and unpaid interest thereon by (B) the same price per share paid by the investors in the Qualified Financing (the "**Number of Qualified Financing Shares**"), and (ii) the number of shares of Common Stock shall be equal to (A) the Total Number of Shares minus (B) the Number of Qualified Financing Shares. The Qualified Financing Shares shall be issued on terms and conditions that apply to the Qualified Financing. The Qualified Financing Shares issued to the Holder shall carry the same rights and obligations as the other Qualified Financing Shares issued in the Qualified Financing.

 i. The "**Conversion Price**" means the price per share equal to a twenty percent (20%) discount to the price per share paid by the investors in the Qualified Financing.

 ii. A "**Qualified Financing**" means any initial public offering or an equity financing of at least Two Million United States Dollars ($2,000,000) (excluding the conversion of any indebtedness outstanding at the time of such Qualified Financing).

5. **Representations and Warranties of Holder**. Holder represents and warrants to Maker as follows:

 i. Holder did not receive a general solicitation or advertisement related to the terms of this Offering.

 ii. The aggregate amount sold to Holder, by any issuer, during the 12-month period preceding the date of this transaction, does not exceed:

  (a) the greater of $2,000 or five percent of the annual income or net worth of Holder, as applicable, if either the annual income or the net worth of Holder is less than $100,000; and

  (b) ten percent of the annual income or net worth of Holder, as applicable, not to exceed a maximum aggregate amount sold of $100,000, if either the annual income or net worth of Holder is equal to or more than $100,000;

 iii. Holder has received and reviewed Maker's Form C relating to the Regulation Crowdfunding Offering for the Transaction Notes, Maker's financials, and all documents pertaining to Holder's investment in the Note requested by Holder, and Maker has given Holder an opportunity to discuss the terms and conditions of this investment with the officers of Maker responsible for the conduct of its business. Maker has provided Holder with adequate answers to and information regarding any questions Holder has asked or information Holder has requested regarding Maker and this investment.

 iv. Holder is acquiring the Note and the shares issuable upon conversion of the Note for its own account, not as a nominee or agent. Holder is acquiring the Note and the shares issuable upon conversion of the Note for investment and has no present intention of selling or otherwise distributing the Note or such shares. Holder understands that there are significant restrictions on the transfer of this Note and the Shares issuable upon conversion of this Note, and that this Note and the Conversion Shares cannot be transferred unless registered, or an exemption from registration is available.

v.   Holder further understands that upon conversion of this Note, Holder will be a minority shareholder of Maker or its operations, with little to no control over Maker, and will be subject to dilution based on the number of shares outstanding or issued in the future.

6.   Pari Passu Notes. Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of the Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Transaction Notes. In the event Holder receives payments in excess of its pro rata share of Maker's payments to Holders of all of the Transaction Notes, then Holder shall hold in trust all such excess payments for the benefit of the holders of the other Transaction Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

7.   Collection Expenses. In case any principal of or interest on the Note shall not be paid when due, Maker shall pay, on demand, all reasonable and documented costs of enforcement and collection of the Note incurred by Holder, including, but not limited to, reasonable attorney's fees, disbursements and court costs. The liability of Maker hereunder shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by Holder, including, but not limited to, any extension of time, renewal, waiver or other modification.

8.   Amendment and Waiver. Any provision of the Note may be amended, waived or modified upon the written consent of Maker and a Majority in Interest of the Transaction Notes. A waiver of any right or remedy under the Note on any occasion shall not be a bar to exercise of the same right or remedy on any subsequent occasion or of any other right or remedy at any time.

9.   Assignment. The rights and obligations of Maker and Holder shall be binding upon and benefit their respective successors and assigns. Notwithstanding the foregoing, Maker may not assign any of its rights or obligations hereunder without the prior consent of Holder. Any assignment by Holder must be in compliance with all federal and state securities regulations and laws.

10.   Notices. Any notice required or permitted under the Note shall be in writing (including facsimile communications and electronic mail) and shall be deemed to have been given (i) on the date of delivery, if personally delivered to the party to whom notice is to be given, (ii) the third day after mailing, if mailed to the party to whom notice is to be given, by certified mail, return receipt requested, postage prepaid or (iii) on the day after the date of delivery, if delivered via confirmed facsimile or electronic mail and, in each case, addressed as follows or to the most recent address, specified by written notice, of Holder or Maker given to the sender pursuant to this Section 11:

(a)   if to Holder, to the address set forth on the signature page.

(b)   if to Maker, to:
        Cayo, Inc. dba Instalifecoverage.com
        4747 Caughlin Parkway #1
        Reno, NV 89519
        Attn: Tim Trefts
        E-mail: tim@cayo-inc.com

11.   Specific Performance. Maker acknowledges and agrees that the remedies at law of Holder in the event of any default by Maker in the performance of or compliance with any of the terms of the Note are not adequate and may be enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

12.   Governing Law; Severability. This Note represents a loan negotiated, executed and to be performed in the State of Nevada, and shall be construed, interpreted and governed by the laws of said State. Maker and holder hereby consent to the personal jurisdiction of the state and federal courts located in the State of Nevada located in the county of Reno in connection with any controversy related to this Note, waive any argument that venue in such forums is not convenient, and agree that any litigation in connection with this Note shall be venued in either the courts of the State of Nevada located in the County of Reno or the federal courts of the United States of America located in such State and County. If any provision of the Note is held to be illegal or unenforceable for any reason whatsoever, such illegality or unenforceability shall not affect the validity of any other provision hereof.

13.   Miscellaneous.

(a)   **MAKER HEREBY WAIVES PRESENTMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST, AND ANY OR ALL OTHER NOTICES OR DEMANDS IN CONNECTION WITH THE DELIVERY, ACCEPTANCE, PERFORMANCE, DEFAULT, ENDORSEMENT OR GUARANTEE OF THIS NOTE.**

(b)   **MAKER AGREES THAT ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS NOTE MAY BE INITIATED AND PROSECUTED IN THE STATE OR FEDERAL COURTS, AS THE CASE MAY BE, LOCATED IN THE STATE OF CALIFORNIA. MAKER CONSENTS TO AND SUBMITS TO THE EXERCISE OF JURISDICTION OVER ITS PERSON BY ANY SUCH COURT   HAYING JURISDICTION OVER THE SUBJECT MATTER, WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO MAKER AT ITS ADDRESS FOR NOTICES AS PROVIDED HEREIN.**

(c)   **IN ANY ACTION, SUIT OR PROCEEDING. IN RESPECT OF OR ARISING OUT OF THIS NOTE, MAKER WAIVES TRIAL BY JURY AND ANY OBJECTION BASED ON FORUM NON CONVENIENS OR VENUE.**

14.   Default. Upon the happening of any of the following events, each of which shall constitute an "**Event of Default**" hereunder, this Note shall become immediately due and payable at the option of Holder: (1) failure of Maker or any other obligor (which shall include each maker, endorser, surety and guarantor of this Note) to perform any agreement or obligation hereunder within any applicable grace or cure period; (2) dissolution or liquidation of Maker; (3) filing of a petition in bankruptcy by or against Maker which is not dismissed within thirty (30) days; (4) application for appointment of a receiver for, making of a general assignment for the benefit of creditors by, or insolvency of Maker; or (5) a default or event of default under any document, instrument or certificate providing collateral security to Holder for Maker's obligations under this Note and the expiration of any applicable grace or cure period. To the extent permitted by law, this Note shall accrue interest during any period when an Event of Default described herein has occurred and is continuing on the unpaid portion of the principal balance hereof or the payment of interest thereon at a rate per annum equal to twelve percent (12%) per annum, or the maximum rate permitted by applicable law if less. If this Note is placed with an attorney or collection agency for collection upon any Event of Default, Maker agrees to pay to Holder all attorney's fees and all lawful costs and expenses of collection, whether or not a suit is commenced.

15.   Miscellaneous. Maker agrees that no delay or failure on the part of Holder in exercising any power, privilege, remedy, option or right hereunder shall operate as a waiver thereof or of any other power, privilege, remedy, option or right; nor shall any single or partial exercise of any power, privilege, remedy, option or right hereunder preclude any other or future exercise thereof or the exercise of any other power, privilege, remedy, option or right; nor shall Holder be liable for exercising or failing to exercise any such power, privilege, remedy, option or right. The rights and remedies expressed herein are cumulative, and may be enforced successively, alternately or concurrently and are not exclusive of any rights and remedies which Holder may or would otherwise have under the provisions of applicable law.

Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by Maker to the Holder.

IN WITNESS WHEREOF, Maker has executed and delivered this Note to Holder as of the date and year first above written.

Cayo, Inc.
a Nevada corporation

_____
By: Tim Trefts
Its: President

EXHIBIT A

NOTICE OF CONVERSION

The undersigned hereby irrevocably elects to convert the entire Outstanding Balance of, and all accrued and unpaid interest on, that certain Convertible Promissory Note dated June 30, 2017 in the original principal amount of $1,000 held by the undersigned on the date hereof into _____ shares of common stock ("**Shares**") of Cayo, Inc., a Nevada corporation according to the conditions set forth in such Note.

If such Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay any and all transfer and other taxes and charges payable with respect thereto.

_____
Holder's Name (Print): _____

Please print here the total number of Shares to be purchased, and the exact name(s) in which the Shares will be registered.

Total number of Shares: _____

Name(s) of Purchasers: _____

      [__] Single Person

      [__] Husband and Wife, as community property

      [__] Joint Tenants (with right of survivorship)

      [__] Tenants in Common

      [__] A Married Person as separate property

      [__] Corporation or other organization

      [__] A Partnership

      [__] Trust

      [__] IRA

      [__] Tax-Qualified Retirement Plan

        (i) Trustee(s)/Custodian _____

        (ii) Trust Date_____

        (iii) Name of Trust_____

        (iv) For the Benefit of_____

[__] Other*(name of interested parties)*:_____

(please explain) _____

Social Security or Tax I.D.# of Purchaser:_____

Residence Address of Purchaser: _____

_____

_____

Mailing Address of Purchaser: (Complete only if different from residence)

_____

_____

Purchaser's Phone Numbers

Home: (_____)_____

Business: (_____)_____

Mobile: (_____)_____

Facsimile: (_____)_____

Purchaser's E-Mail address: _____